QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

77 King St. W., Suite 4010 P.O. Box 159 Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2018 FIRST QUARTER RESULTS

May 11, 2018, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") announced today its combined results for the three month period ended March 31, 2018.

"Over the past 12 months Granite has made significant strides in the realignment, diversification and quality enhancement of its real estate portfolio through the sale of approximately $390 million of primarily Magna-tenanted properties, the announced acquisitions of nine warehouse and logistics income-producing properties for approximately $545 million and the repositioning of properties previously tenanted by Magna. While more work needs to be done, we are pleased with our progress to date as well as the results for the quarter," commented Michael Forsayeth, Chief Executive Officer.

HIGHLIGHTS

Highlights for the three month period ended March 31, 2018, including events subsequent to the quarter, are set out below:

  •
  Granite's revenue was $61.7 million in the first quarter of 2018 compared to $60.8 million in the prior year period;

  •
  Funds from operations ("FFO")(1) was $51.3 million ($1.11 per unit) in the first quarter of 2018 compared to $39.6 million ($0.84 per unit) in the first quarter of 2017 and includes a $10.4 million ($0.23 per unit) foreign exchange gain on US dollar cash proceeds from the sale of three special purpose properties in January 2018 and a $1.0 million ($0.02 per unit) lease termination fee recognized in revenue in the quarter;

  •
  Adjusted funds from operations ("AFFO")(2) was $31.1 million ($0.67 per unit) in the first quarter of 2018 compared to $40.3 million ($0.86 per unit) in the first quarter of 2017;

  •
  On March 23, 2018, Granite acquired a 0.6 million square foot property located in Plainfield, Indiana for consideration of $50.8 million (US$ 39.3 million). On April 4, 2018, Granite acquired a 0.4 million square foot property located in Greencastle, Pennsylvania for consideration of $44.3 million (US$ 34.8 million). Each property is 100% occupied and, together, they have a weighted average lease term of approximately 9.5 years and were purchased at an in-going yield of approximately 5.5%;

  •
  On May 10, 2018, Granite agreed to acquire a portfolio of four Class A, single tenanted buildings totaling 3.8 million square feet on 78 acres of land near Columbus, Ohio. The purchase price of the portfolio is US$ 232.5 million which represents an in-going stabilized yield of approximately 6.0%. The buildings are modern distribution facilities with an average age of approximately 7 years;

  •
  In January 2018, Granite sold 10 investment properties (including three special purpose properties) located in Canada and the United States for gross proceeds of approximately $388 million. The 10 properties represented approximately 3.3 million square feet of Granite's property portfolio, were primarily Magna-tenanted and contributed approximately $25.6 million in rental revenue in 2017;

  •
  Granite entered into a new five-year unsecured revolving credit facility in the amount of $500.0 million that matures on February 1, 2023;

  •
  The Board of Trustees/Directors is well-advanced in its search for Granite's new Chief Executive Officer; and

  •
  Pursuant to the normal course issuer bid, Granite has repurchased 1,036,141 stapled units for $51.1 million in the first quarter of 2018 and an additional 197,318 units for $9.9 million subsequent to the quarter-end. As at May 11, 2018, a total of 1,474,493 units have been repurchased for $73.0 million at an average price of $49.50 per unit since inception of the normal course issuer bid in May 2017. On May 11, 2018, the Board of Trustees/Directors approved the renewal of the normal course issuer bid which will be subject to customary regulatory approvals.

	Three Months Ended March 31,
(in millions, except as noted)	2018	2017
Financial, Operating and Property Highlights
Revenue(3)	$61.7	$60.8
Net income	$72.4	$30.3
Funds from operations ("FFO")(1)	$51.3	$39.6
Adjusted funds from operations ("AFFO")(2)	$31.1	$40.3
Basic and Diluted FFO per stapled unit(1)	$1.11	$0.84
Basic and Diluted AFFO per stapled unit(2)	$0.67	$0.86

As at March 31 and December 31,	2018	2017
Fair value of investment properties	$2,916.1	$2,733.6
Properties held for sale	—	$391.4
Cash and cash equivalents	$273.8	$69.0
Total debt	$745.7	$741.4
Number of income-producing properties(4)	85	84
Gross leasable area ("GLA"), square feet(4)	29.7	29.1
Occupancy, by GLA(4)	98.7%	98.4%
Weighted average lease term, in years by square footage(4)	6.0	5.9

GRANITE'S COMBINED FINANCIAL RESULTS

For the three month period ended March 31, 2018, revenue increased by $0.9 million to $61.7 million from $60.8 million in the first quarter of 2017. The increase in revenue was primarily due to the acquisitions, favourable foreign exchange rates and a lease termination and close-out fee, partially offset by a decrease in revenue from property disposals and vacancies.

Granite's net income in the first quarter of 2018 was $72.4 million compared to $30.3 million for the first quarter of 2017. Net income increased by $42.1 million mainly from net fair value gains on investment properties and foreign exchange gains, partially offset by an increase in deferred tax expense associated with the higher net fair value gains on investment properties.

FFO for the first quarter of 2018 was $51.3 million compared to $39.6 million in the prior year period. The $11.7 million increase in FFO was largely related to the significant foreign exchange gain on US dollar cash proceeds from the sale of three special purpose properties in January 2018.

AFFO for the first quarter of 2018 was $31.1 million compared to $40.3 million in the prior year period. The net $9.2 million decrease in AFFO was primarily due to payments made in connection with a tenant incentive allowance and improvement capital expenditures, partially offset by the increase in FFO noted above.

A more detailed discussion of Granite's combined financial results for the three month periods ended March 31, 2018 and 2017 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

CONFERENCE CALL

Granite will hold a conference call on Monday, May 14, 2018 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-954-0652. Overseas callers should use +1-416-981-9029. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Michael Forsayeth, Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and overseas — +1-416-626-4100 (enter reservation number 21887882) and the rebroadcast will be available until Monday, May 28, 2018.

OTHER INFORMATION

Additional property statistics as at March 31, 2018 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns over 85 rental income properties representing approximately 30 million square feet of leasable area. Through the thoughtful deployment of its balance sheet and selective dispositions, Granite is continuing to build a high quality, globally diversified industrial real estate business.

For further information, please contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "outlook", "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: the expansion and diversification of Granite's real estate portfolio and the reduction in Granite's exposure to Magna and the special purpose properties; the ability of Granite to find satisfactory acquisition, joint venture and development opportunities and to replace the revenue from recently sold properties; Granite's ability to dispose of any non-core assets on satisfactory terms; Granite's ability to meet its target occupancy goals; the completion of Granite's search for a new Chief Executive Officer; and the expected amount of any distributions, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2017 dated March 1, 2018, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2017 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Readers are cautioned that certain terms used in this press release such as FFO, AFFO and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards ("IFRS") and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)
FFO is a measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2018 and as subsequently amended ("White Paper"). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(2)
AFFO is a measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite's productive capacity, leasing costs such as leasing commissions and tenant allowances paid, tenant improvements and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by REALPAC's White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(3)
The Trust has retrospectively applied IFRS 15, Revenue from Contracts with Customers (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS" in Granite's MD&A).

(4)
Ten investment properties located in Canada and the United States were classified as assets held for sale on the combined financial statements at December 31, 2017 and were subsequently sold in January 2018. The property metrics at December 31, 2017 exclude these properties that were classified as assets held for sale.

		Three Months Ended March 31,
Reconciliation of FFO and AFFO to Net Income Attributable to Stapled Unitholders (in millions, except per unit amounts)		2018	2017
Net income attributable to stapled unitholders		$72.4	$30.3
Add (deduct):
Fair value losses (gains) on investment properties, net		(32.3)	7.3
Fair value losses on financial instruments		1.9	0.7
Acquisition transaction costs		0.2	—
Loss on sale of investment properties		1.1	—
Deferred income tax expense		8.0	1.3

FFO	[A]	$51.3	$39.6
Add (deduct):
Maintenance or improvement capital expenditures paid		(8.8)	(0.6)
Leasing commissions paid		(1.8)	(0.1)
Tenant incentives paid		(9.1)	(0.1)
Tenant incentive amortization		1.4	1.3
Straight-line rent amortization		(1.9)	0.2

AFFO	[B]	$31.1	$40.3
Basic and Diluted FFO per stapled unit	[A]/[C]	$1.11	$0.84

Basic and Diluted AFFO per stapled unit	[B]/[C]	$0.67	$0.86

Basic and Diluted weighted average number of stapled units	[C]	46.3	47.1

QuickLinks

HIGHLIGHTS
GRANITE'S COMBINED FINANCIAL RESULTS
CONFERENCE CALL
OTHER INFORMATION
FORWARD-LOOKING STATEMENTS